PCAOB Public Company Accounting Oversight Board Division of Enforcement and Investigations		1666 K Street, N.W Washington, DC 20006 Telephone: (202) 207-9100 Facsimile: (202) 862-8430 www.pcaobus.org
February 15,2008
Barney A. Richmond Chairman . American Capital Holdings 1016 Clemmons Street, # 302 Jupiter, FL 33477-3305 Dear Mr. Richmond:

Your recent letters to Chairman Mark W, Olson and Angela Desmond (dated December 17, 2007, January 1, 2008, and January 2, 2008) concerning American Capital Holdings ("ACH") and Wieseneck, Andres & Company, P.A. ("Wieseneck")  have been forwarded to my attention. I write to respond to one aspect of your letters, I understand that Gordon Seymour, the PCAOB's General Counsel, will separately respond to another aspect of your letters.

You refer to potential PCAOB disciplinary action against Wieseneck, and, in connection with that point, you say that you would like to meet with PCAOB staff to discuss aspects of ACH's accounting, PCAOB disciplinary investigations are nonpublic by law, and the staff does not disclose, confirm, or deny the existence of particular investigations unless and until they result in a public disciplinary order. In investigating potential auditor misconduct, the staff evaluates evidence gathered from various sources including, where appropriate, evidence obtained from an auditor's clients. In the event that your letters are relevant to issues that we are addressing in any investigation, we will take them into account, and WI will follow up to the extent we believe appropriate. While we appreciate your offer to meet and to provide additional documents, we do not at this time see a need for eithdr of those things. If this changes, we will contact you.

Sincerely,

Claudius Modesti

Director